UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004
OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 1-11178

Full title of the plan and the address of the plan, if different from that of the issuer named below.

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REVLON, INC.

237 Park Avenue
New York, N.Y. 10017
212-527-4000

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

December 31, 2004 and 2003

INDEX

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003	2
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2004 and 2003	3
Notes to Financial Statements	4-11
Supplemental Schedules:
I Schedule of Assets Held At End of Year December 31, 2004	12
II Schedule of Reportable Transactions For the Year Ended December 31, 2004	13
Signature Page	14
EXHIBIT Description
23-1 Consent of Registered Public Accounting Firm

*	All other schedules required by the Department of Labor's Rules and regulations for reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Revlon Employees' Savings, Investment
and Profit Sharing Plan:

We have audited the accompanying statements of Net Assets Available for Benefits of the Revlon Employees' Savings, Investment and Profit Sharing Plan (the "Plan") as of December 31, 2004 and 2003 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of Revlon Consumer Products Corporation, the Plan's sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of Revlon Consumer Products Corporation, the Plan's sponsor. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

New York, New York
June 21, 2005

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Investments, at fair value:
Equity securities (Cost, $60,392,959 in 2004 and $55,928,924 in 2003)	$67,712,830	$58,307,758
Fixed income securities (Cost, $3,588,689 in 2004 and $3,924,281 in 2003)	3,635,055	3,961,711
Asset Allocation Funds (Cost, $13,069,315 in 2004 and $11,474,557 in 2003)	16,120,933	13,420,546
Investment contracts, at contract value	31,747,520	31,951,412
Total investments	119,216,338	107,641,427
Receivables:
Loans to participants	2,556,789	2,300,279
Employer's contributions	6,784	314,067
Employees' contributions	16,023	234,478
Accrued interest	9,382	8,957
Total receivables	2,588,978	2,857,781
Net assets available for plan benefits	$121,805,316	$110,499,208

The accompanying notes are an integral part of these financial statements.

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2004	2003
Investment income:
Dividends	$1,059,226	$460,372
Interest	1,725,791	1,774,229
Total investment income	2,785,017	2,234,601
Gain on disposal of securities	1,096,068	372,465
Unrealized appreciation of securities	6,835,041	13,152,115
Contributions:
Employees	7,306,119	7,088,955
Employer matching (net forfeitures of $5,385 in 2004 and $5,144 in 2003)	2,444,131	2,838,103
Total contributions	9,750,250	9,927,058
Total increases	20,466,376	25,786,239
Loan fees	(3,150)	(2,175)
Transfers In	52,631	—
Distributions and withdrawals	(9,209,749)	(9,163,899)
Total decreases	(9,160,268)	(9,166,074)
Net change in net assets available for plan benefits	11,306,108	16,520,165
Net assets available for plan benefits beginning of year	110,499,208	93,979,043
Net assets available for plan benefits end of year	$121,805,316	$110,499,208

The accompanying notes are an integral part of these financial statements.

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2004 and 2003

NOTE 1.	DESCRIPTION OF PLAN:

The following description of the Revlon Employees' Savings, Investment and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)	General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

On June 24, 1992, Revlon Consumer Products Corporation (hereafter, "Products Corporation" or the "Company"), a Delaware corporation, formed in April 1992, succeeded to substantially all of the assets and liabilities of the cosmetics and skin care, fragrance and personal care products business of Revlon Holdings Inc., a Delaware corporation formerly named Revlon, Inc., which in 2002 converted into a Delaware limited liability company known as Revlon Holdings LLC ("Revlon Holdings"). In connection with such succession, substantially all of the employees of Revlon Holdings participating in the Plan were transferred to Products Corporation. Products Corporation became the Plan sponsor effective July 1, 1992.

Effective January 1, 1997, the Plan was amended and renamed the Revlon Employees' Savings, Investment and Profit Sharing Plan. A profit sharing component was added to the Plan, under which eligible employees could receive a contribution from the Company, provided certain financial objectives established by the Company at the beginning of a plan year are met.

(b)	Administration of Plan

The Plan administrator is Products Corporation. The Plan provides that the Board of Directors of Products Corporation appoints an Administrative Committee to undertake plan administration duties. In addition, Mercer HR Services (formerly known as Putnam Investments) served as the recordkeeper for the Plan during 2004 and 2003.

The Board of Directors of Products Corporation has appointed an Investment Committee to oversee investment of the Plan's trust fund. Mercer Trust Company (formerly known as Putnam Fiduciary Trust Company) served as the Plan's trustee during 2004 and 2003. The Investment Committee has appointed New England Pension Consultants, an independent registered financial advisor, as a financial advisor and a Plan fiduciary to advise the Plan's Investment Committee regarding the selection of the funds available to participants under the Plan. Putnam Investments has been engaged as the manager responsible for asset allocation under the RetirementReady Portfolios (as defined below).

(c)	Plan Investments

As of December 31, 2004, the Plan investments consisted of: (1) ten mutual funds or commingled trusts, each with various investment and income objectives, (2) the Employee Stock Fund, consisting solely of Revlon, Inc. Class A Common Stock and (3) nine "ready mixed" RetirementReady Portfolios, which allocate a participant's investment among selected registered mutual funds and seek returns using an investment allocation among the available funds based upon each RetirementReady Portfolio's designated target retirement date.

The ten mutual funds or commingled trusts offered under the Plan are: The Artisan Mid Cap Fund, The Putnam Voyager Fund, The Putnam S&P 500 Index Fund, The

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2004 and 2003

NOTE 1.	DESCRIPTION OF PLAN: (Continued)

EuroPacific Growth Fund, The Morgan Stanley Institutional Fund (MSIF) Emerging Markets Portfolio, The Evergreen Small Cap Value Fund (formerly known as "Undiscovered Managers Small Cap Value Fund"), The Dodge & Cox Stock Fund, The PIMCO Total Return Fund, The PIMCO High Yield Fund, and The Putnam Stable Value Fund.

For more detailed information about any of the funds, including risk factors, participants should refer to the fund's prospectus.

All employer matching contributions are made in cash and invested in accordance with each participant's instructions. Profit sharing contributions may be made in the form of Company Stock or in cash and, effective January 1, 2003, profit sharing contributions (there were none in 2004 or 2003) in cash are invested in accordance with each participant's instructions. Discretionary Employer Contributions (as defined below) may be made in cash or Company Stock at the Company's election, or any combination thereof, and are invested in accordance with each participant's instructions, regardless of the form in which the contributions are made.

Employee contributions are deposited in a trust fund and invested in the investment funds referred to above in accordance with participant direction.

(d)	Eligibility

Employees in eligible groups who are at least 18 years of age can participate in the Plan immediately upon hire or attainment of age 18, whichever is later. Union employees are only eligible to participate in the Plan to the extent specified in their respective union's collective bargaining agreement with the Company and any of its participating subsidiaries.

To be eligible for a profit sharing contribution, an employee must be an eligible employee at the beginning of a Plan year and must (1) not participate in any other sales or management incentive program offered by a profit sharing employer; (2) complete at least 1,000 hours of service during a Plan year; and (3) be actively employed by the profit sharing employer on the last day of the Plan year for which such profit sharing contributions are made.

The following categories of employees are not eligible to participate in the Plan: (i) employees with the job title "direct pay beauty advisor," (ii) employees with the job title "field merchandiser" (unless the employee was otherwise a participant in the Plan as of January 1, 1994), (iii) employees with the job title of "On-Call Distribution" or "On-Call Warehouse" and (iv) employees who are interns.

As of December 31, 2004 and 2003, 2,999 and 3,124 employees were participants in the Plan, respectively.

(e)	Loans to Participants

A participant may borrow up to 50% of his or her vested account balance. The minimum loan is $1,000 and the maximum is $50,000. Regardless of the amount borrowed, the participant's request will be reduced by his or her highest outstanding loan balance in the preceding 12 months. Loans are made from before-tax savings, vested Company matching contributions and after-tax savings on a pro-rata basis. Any outstanding loans reduce the amount available for a new loan as well as the amount that can be paid to the participant when he or she terminates.

Normally, a participant may have up to two loans outstanding at a time (the second loan may only be for the purchase of a primary residence), but may not obtain more than one

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2004 and 2003

NOTE 1.	DESCRIPTION OF PLAN: (Continued)

loan in any 12-month period. The interest rate for loans is determined by the Investment Committee. The repayment period for these loans may be up to five years or as long as fifteen years if the loan was used to purchase a principal residence. Loans, including interest, are repaid through payroll deductions and are credited to the individual participant's Plan account according to his or her current investment elections, except in the case where a participant goes on leave. Administrative fees associated with a loan are charged directly to the participant's account.

(f)	Contributions

Eligible employees may participate by contributing, through payroll deductions, up to 25% of their base salaries, subject to certain income ceiling limitations and subject to certain maximum contribution restrictions. Highly compensated employees (which for 2004 and 2003 can generally be defined as employees with annual earnings of $90,000 or more) are restricted to a maximum contribution of 6% in 2004 and 6% in 2003. Effective January 1, 2002, participants who will be age 50 or older at any time during the calendar year may make additional pre-tax contributions only if they are contributing the maximum amount allowable under the Plan for the Plan year.

The Company's matching contributions are equal to 50% of the employees' contributions up to 6% of their base salaries. The matching contribution is made in cash and is invested as directed by each participant.

The Company may make profit sharing contributions for profit sharing eligible employees. The amount of the Company's profit sharing contribution (if any) to a participant's account is a percentage determined by the Company of the participant's base pay, and is contingent upon attainment of specific financial objectives for a Plan year.

Effective January 1, 2003, the participant contribution ceiling was increased from 16% of base salaries to 25% of base salaries (also subject to certain income ceiling limitations and maximum contribution restrictions).

Effective January 1, 2003, the Company may make a discretionary contribution ("Discretionary Employer Contributions") to the Plan for a Plan year in any amount it deems desirable (including no contribution at all) to a nondiscriminatory group of participants, to be allocated in a nondiscriminatory manner.

An employee is permitted to redesignate all or a portion of his or her account balance in any fund to another fund in multiples of 1% at any time (other than investments in the Employee Stock Fund, which may not be purchased, sold or redesignated during certain restricted periods in accordance with Revlon, Inc.'s Confidentiality of Information and Securities Trading Policy, as in effect from time to time. Such restricted periods are applicable to all Plan participants, including all senior executives of the Company).

(g)	Vesting

Effective January 1, 2001, the Plan was amended to allow participants to be fully vested in the Company's matching contribution after one year of service. Any Discretionary Employer Contributions will vest on the same schedule as matching contributions. Effective as of January 1, 2003, a participant's interest in his or her profit sharing contribution account is fully vested on the completion of one year of service.

Regardless of years of service, participants become fully vested upon the earliest of (a) reaching age 65, (b) termination of employment on account of disability (as defined in the Plan), (c) death, or (d) termination of the Plan (see Note 4).

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2004 and 2003

NOTE 1.	DESCRIPTION OF PLAN: (Continued)

Participants are fully vested at all times with respect to their own contributions.

Nonvested employer contributions that are forfeited after an employee terminates are used to reduce subsequent employer contributions under the Plan and to pay permissible expenses of Plan administration.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes therein.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Administrative Expenses

The Plan has reserved the right to charge participant accounts the cost of administering the Plan, although it did not do so during either 2004 or 2003.

(d)	Investments Valuation

Investments of the Plan other than investment contracts are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the valuation date and securities representing units of other funds are valued at the net asset value as reported by such funds on the valuation date. Fixed income temporary investments are valued at cost which approximates fair value.

(e)	Investment Contracts

Fully benefit-responsive investment contracts (as defined below) are stated at contract value whether or not the contracts are issued by insurance companies. A "fully benefit-responsive investment contract" is one that provides a guarantee by a financially responsible third party of all principal and previously accrued interest to any participant exercising his or her right of withdrawal under the terms of the Plan.

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2004 and 2003

NOTE 3.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the periods ended December 31, 2004 and December 31, 2003:

	December 31,
	2004	2003
Benefits paid to participants per the financial statements	$9,209,749	$9,163,899
Add: Amounts payable at the end of the current year	—	20,586
Less:Amounts payable at the end of the prior year	(20,586)	(5,863)
Benefits paid to participants per the Form 5500	$9,189,163	$9,178,622

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$121,805,316	$110,499,208
Benefit obligations currently payable	—	(20,586)
Net assets available for benefits per the Form 5500	$121,805,316	$110,478,622

NOTE 4.	PLAN TERMINATION:

The Company has the right to amend or terminate the Plan at any time and has delegated authority to amend the Plan for certain changes required by law, and non-material and ministerial amendments to the Administrative Committee. In the event that the Plan is terminated, or the Company permanently discontinues making contributions under the Plan, each participant would become fully vested in any unvested portion of the funds representing employer contributions.

NOTE 5.	DISTRIBUTION OF BENEFITS:

Upon termination of employment, a participant is entitled to receive his or her share of employee contributions and vested employer contributions, subject to the vesting requirement noted elsewhere herein.

The Plan permits the participant or the participant's designated beneficiary to elect to have a distribution paid to the designated beneficiary after the participant's death over a period of two to five years.

NOTE 6.	FEDERAL INCOME TAX:

The Plan is intended to be a qualified plan as described in sections 401(a) and 401(k) of the Internal Revenue Code, as amended (the "Code") and, as such, the trust established thereunder is intended to be exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Company has received a favorable determination letter from the Internal Revenue Service dated January 8, 2002, which generally addresses the qualification of the Plan as amended through June 14, 2001. In the opinion of the Company in its capacity as Plan Administrator, the Plan continues to be qualified and exempt from Federal income taxes. Therefore, no provision for income taxes has been included in the Plan's

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2004 and 2003

NOTE 6.	FEDERAL INCOME TAX: (Continued)

financial statements. Based upon such qualification and exemption, participants will not be subject to income tax on employer matching contributions and employee pre-tax contributions, or the making of a timely rollover contribution to the Plan, nor on earnings credited to their Plan accounts until withdrawn or distributed.

NOTE 7.	RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the Plan's investment manager for these mutual funds and an affiliate, Mercer HR Services, is the Plan's recordkeeper. Mercer Trust Company is the Plan's trustee.

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2004 and 2003

NOTE 8.	INVESTMENTS:

Included in the Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003 are the following investments, each stated at fair value (except Investment Contracts which are stated at contract value):

	December 31,
	2004	2003
Equity Securities:
Putnam Voyager Fund*	$22,061,519	$23,103,425
Artisan Mid Cap Fund*	9,666,629	7,780,766
MSIF Emerging Markets Portfolio	1,608,086	872,816
Dodge & Cox Stock Fund*	22,345,765	17,443,458
Evergreen Small Cap Value Fund	1,434,322	738,813
Putnam S&P 500 Fund	1,808,417	1,316,366
EuroPacific Growth Fund*	6,569,915	5,435,170
Revlon Common Stock	2,218,177	1,616,944
Total Equity Securities	$67,712,830	$58,307,758
Fixed Income Securities:
PIMCO Total Return Fund	$2,162,599	$2,136,147
PIMCO High Yield Fund	1,472,456	1,825,564
Total Fixed Income Securities	$3,635,055	$3,961,711
Asset Allocation Funds:
Putnam RetirementReady Portfolio 2045	$100,739	$56,570
Putnam RetirementReady Portfolio 2040	206,925	74,775
Putnam RetirementReady Portfolio 2035	375,110	118,370
Putnam RetirementReady Portfolio 2030	999,147	530,949
Putnam RetirementReady Portfolio 2025	1,095,205	503,534
Putnam RetirementReady Portfolio 2020	3,387,995	2,948,195
Putnam RetirementReady Portfolio 2015*	7,314,538	6,488,712
Putnam RetirementReady Portfolio 2010	1,451,614	1,412,667
Putnam RetirementReady Portfolio 2005	1,189,660	1,286,774
Total Asset Allocation Funds	$16,120,933	$13,420,546
Investment Contracts:
Putnam Stable Value Fund (contract value)*(1)	$31,747,520	$31,951,412

(1)	Investors in the Putnam Stable Value Fund are exposed to credit loss in the event of nonperformance by companies with whom the investment contracts are placed. However, the Company, as Plan Administrator, does not anticipate nonperformance by these companies. On the other hand, the Company cannot give any such assurances that such companies will, in fact, perform in accordance with such investment contracts.

*	This investment represents 5% or more of net assets available for Plan benefits for the year presented.

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2004 and 2003

NOTE 8.	INVESTMENTS: (Continued)

The following table is a summary of the number of shares of each investment held by the Plan as of December 31, 2004 and 2003:

	December 31,
	2004	2003
Equity Securities:
Putnam Voyager Fund	1,287,136	1,416,519
Artisan Mid Cap Fund	327,017	301,814
MSIF Emerging Markets Portfolio	84,148	56,238
Dodge & Cox Stock Fund	171,600	153,309
Evergreen Small Cap Value Fund	61,270	34,621
Putnam S&P 500 Fund	58,849	47,385
EuroPacific Growth Fund	186,328	181,596
Revlon Common Stock	964,405	720,220
Fixed Income Securities:
PIMCO Total Return Fund	202,680	199,453
PIMCO High Yield Fund	147,689	186,854
Asset Allocation Funds:
Putnam RetirementReady Portfolio 2045	1,420	913
Putnam RetirementReady Portfolio 2040	2,852	1,180
Putnam RetirementReady Portfolio 2035	5,249	1,884
Putnam RetirementReady Portfolio 2030	14,166	8,518
Putnam RetirementReady Portfolio 2025	15,770	8,172
Putnam RetirementReady Portfolio 2020	49,309	47,899
Putnam RetirementReady Portfolio 2015	110,826	107,929
Putnam RetirementReady Portfolio 2010	23,440	24,483
Putnam RetirementReady Portfolio 2005	20,089	23,036
Investment Contracts:
Putnam Stable Value Fund	31,747,520	31,951,412

Schedule I

REVLON EMPLOYEE'S SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Schedule of Assets Held at End of Year
December 31, 2004

Identity of Issue, borrower, lessor or similar party	Description of Investments including maturity date, rate of interest, collateral, par or maturity value	Shares	Unit Cost Value	Cost	Unit Market Value	Market Value
Putnam Fiduciary Trust	Voyager Fund	1,287,136	$14.04	18,073,231	$17.14	$22,061,519
	Putnam S&P 500 Index Fund	58,849	26.05	1,533,215	30.73	1,808,417
	Stable Value Fund	31,747,520	1.00	31,747,520	1.00	31,747,520
	RetirementReady Portfolio 2045	1,420	60.60	86,027	70.96	100,739
	RetirementReady Portfolio 2040	2,852	62.25	177,560	72.55	206,925
	RetirementReady Portfolio 2035	5,249	61.80	324,394	71.46	375,110
	RetirementReady Portfolio 2030	14,166	58.44	827,940	70.53	999,147
	RetirementReady Portfolio 2025	15,770	59.96	945,569	69.45	1,095,205
	RetirementReady Portfolio 2020	49,309	53.70	2,647,899	68.71	3,387,995
	RetirementReady Portfolio 2015	110,826	52.07	5,770,690	66.00	7,314,538
	RetirementReady Portfolio 2010	23,440	52.95	1,241,155	61.93	1,451,614
	RetirementReady Portfolio 2005	20,089	52.17	1,048,080	59.22	1,189,660
				64,423,280		71,738,389
Artisan Funds, Inc.	Artisan Mid Cap Fund	327,017	21.88	7,154,795	29.56	9,666,629
Morgan Stanley Institutional Funds, Inc.	MSIF Emerging Markets Portfolio	84,148	15.39	1,295,308	19.11	1,608,086
Dodge & Cox Funds	Dodge & Cox Stock Fund	171,600	95.83	16,445,024	130.22	22,345,765
Evergreen Investment Services, Inc.	Evergreen Small Cap Value Fund	61,270	20.65	1,265,169	23.41	1,434,322
PIMCO Funds: Pacific	PIMCO High Yield Fund	147,689	9.49	1,401,043	9.97	1,472,456
Investment Management Series	PIMCO Total Return Fund	202,680	10.79	2,187,646	10.67	2,162,599
American Funds Distributors	EuroPacific Growth Fund	186,328	29.01	5,405,397	35.26	6,569,915
Revlon, Inc.	Revlon Common Stock Fund	964,405	9.56	9,220,820	2.30	2,218,177
				$108,798,482		$119,216,338

Schedule II

REVLON EMPLOYEE'S SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Schedule of Reportable Transactions *
For the Year Ended December 31, 2004

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Net Gain (Loss)
(A)	Dodge & Cox Stock Fund	6,574,261	—	6,574,261	—
(B)	Stable Value Fund	10,369,441	—	10,369,441	—
(B)	Stable Value Fund	—	10,586,444	10,586,444	—

(A)	Dodge & Cox Funds

(B)	Mercer Trust Company

*	For purposes of this schedule a "reportable transaction" is defined as aggregate transactions in any fund that exceeded 5 percent of the current value of plan assets at January 1, 2004 ($5,382,071).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

By	/s/ Thomas E. McGuire Thomas E. McGuire Member of the Plan's Investment Committee

Dated: June 28, 2005

List of Exhibits on Form 11-K

Exhibit	Description

23.1	Consent of Mitchell & Titus, LLP